UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30914 / February 11, 2014

_____

In the Matter of   :
                  :
American Pension Investors Trust and   :
Yorktown Management & Research Company, Inc. :
2303 Yorktown Avenue   :
Lynchburg, VA 24501   :
                  :
(812-14181)   :
                  :
_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

American Pension Investors Trust and Yorktown Management & Research Company, Inc.
filed an application on July 19, 2013, and an amendment to the application on November
21, 2013, requesting an order under section 12(d)(1)(J) of the Investment Company Act of
1940 (the "Act") granting an exemption from sections 12(d)(1)(A), (B), and (C) of the Act,
under sections 6(c) and 17(b) of the Act granting an exemption from section 17(a) of the
Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.
The order would permit (a) certain registered open-end management investment companies
that operate as "funds of funds" to acquire shares of certain registered open-end
management investment companies, registered closed-end management investment
companies, "business development companies," as defined by section 2(a)(48) of the Act,
and registered unit investment trusts that are within and outside the same group of
investment companies as the acquiring investment companies and (b) certain registered
open-end management investment companies relying on rule 12d1-2 under the Act to
invest in certain financial instruments.

On January 16, 2014, a notice of the filing of the application was issued (Investment
Company Act Release No. 30885). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and

consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by American Pension Investors Trust, et al. (File No. 812-14181) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary